UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commissions file number 1-14106

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita HealthCare Partners Inc.

2000 16th Street

Denver, Colorado 80202

DAVITA RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

DAVITA RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee

DaVita Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the DaVita Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

Seattle, Washington

June 23, 2015

DAVITA RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

(dollars in thousands)

	2014	2013
Assets:
Cash and cash equivalents	$11	$11
Participant directed investments at fair value	1,090,142	973,288
Receivables:
Notes receivable from participants	51,001	43,414
Participant contributions	22	14

Total assets	1,141,176	1,016,727

Liabilities:
Excess contributions payable to participants	64	590

Net assets available for benefits, prior to contract value adjustment	1,141,112	1,016,137

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,272)	(1,262)

Net assets available for benefits	$1,139,840	$1,014,875

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

(dollars in thousands)

	2014	2013
Investment income:
Interest on investments	$1,803	$1,964
Dividends	36,548	25,490
Net appreciation in fair value of investments	24,522	120,328

Total investment income	62,873	147,782
Participant note receivable interest	1,941	1,730
Contributions:
Participant	136,370	113,031
Rollovers	11,012	14,195

Total additions	212,196	276,738
Benefit payments	(86,606)	(63,354)
Administration expenses	(625)	(505)

Net increase	124,965	212,879
Net assets available for benefits at beginning of year	1,014,875	801,996

Net assets available for benefits at end of year	$1,139,840	$1,014,875

See accompanying notes to financial statements.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of Plan

The following description of the DaVita Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita HealthCare Partners Inc. (the Company). Employees become eligible to participate immediately following the date of hire and attaining the age of 18. The Plan does not cover certain classes of individuals such as leased employees, independent contractors, nonresident aliens, employees covered under a collective bargaining agreement and employees of HealthCare Partners Holdings, LLC, a wholly-owned subsidiary of the Company. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended and restated, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Auto Enrollment

All new employees of the Company will be automatically enrolled in the Plan at a pre-tax deferral rate of 3.0% upon meeting the eligibility requirements as described above.

Automatic Increase Contributions

Effective November 21, 2013, the Plan adopted a policy whereby all new employees of the Company hired on or after January 1, 2014 will become part of the Automatic Increase Contributions Program. Participants who are deferring at least one percent but no more than nine percent of Compensation per pay period will see their deferral rate increase annually by 1% each January 1st until their deferral rate reaches ten percent. All eligible Participants shall receive a notice of the right to opt out of Automatic Increase Contributions before Automatic Increase Contribution are made. If the Participant does not make an affirmative election on or before the deadline the Participant’s deferral percentage in effect as of December 31 of the prior Plan Year shall be increased by one percent.

(b)	Contributions

Participants may elect to contribute a maximum percentage of 50% of their eligible compensation (20% for highly compensated participants) into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations.

Participants may direct their investments into the Company Common Stock Fund, certain registered investment company funds and a common commingled trust fund as allowed under the Plan. The contributions of participants who do not make elected investment options are automatically invested into various T. Rowe Price Retirement Funds, depending upon the age of the participants. Participants cannot direct more than 25% of their contributions into the Company Common Stock Fund.

Participants may elect to change their contribution percentage at any time and may change their investment elections or transfer amounts between funds daily. Participants who have attained the age of fifty before the close of the plan year are also eligible to make catch-up contributions in accordance with, and subject to, the legal limitations of the Code.

The Company may elect to make discretionary contributions to the Plan as long as the total contributions (including participants’ 401(k) contributions) do not exceed the maximum allowable deduction to the Company under the Code. There were no Company discretionary contributions made to the Plan in 2014 and 2013.

Participants may transfer rollover contributions from other qualified plans into their Plan account subject to provision under the Plan. Rollovers must be made in cash within the time limit specified by the IRS.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(c)	Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, rollover contributions, investment earnings and losses and Plan expenses. Company discretionary contributions, if any, are allocated to each participant’s account in the proportion that the participant’s compensation bears to the total compensation for all eligible participants. Investment earnings and losses and Plan expenses are allocated to each account in the proportion that the account bears to the total of all participants’ accounts. Participants’ accounts are valued on a daily basis based on the quoted market prices as reported by the investment funds, or the quoted market prices of the underlying securities.

(d)	Vesting

Participants in the Plan will always be 100% vested in their section 401(k) contributions, and their rollover contributions and earnings thereon. Certain employer contributions from merged plans and Company discretionary contributions, if any, vest over a five year period. Employees become fully vested upon death or disability.

(e)	Benefit Payments

Distributions from the Plan will be paid in the form of cash or if a participant’s vested balance includes the Company Common Stock Fund, they may elect to receive a distribution of those shares. Participants may receive distributions either upon termination of service, by obtaining age 59 1⁄2, incurring a financial hardship, or withdrawing their rollover and after-tax contributions. Rollover and after-tax contributions may be withdrawn at any time. Employee deferral contributions may not be distributed unless the participant has attained age 59 1⁄2, terminates service or upon termination of the Plan. However, distributions in cash will begin no later than sixty days after the close of the Plan year end, in which the latest following event occurs: a participant reaches normal retirement age and obtains ten years of participation in the Plan or terminates employment. Distributions are also required to begin by April of the calendar year following the calendar year in which the participant attains age 70 1⁄2. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Terminated participants with vested balances greater than $1,000 and less than $5,000 will have their account transferred to another qualified account. For termination of service with vested benefits of $1,000 or less, a participant may automatically receive the vested interest in his or her account in a lump sum distribution.

Distributions for financial hardship can only be made both on account of an immediate and heavy financial need, and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution except if the funds are to be used as a down payment on a principal residence. Only the participant’s tax deferred contributions, matching contributions and rollover contributions may be distributed. Earnings and Company discretionary contributions are not eligible for distribution. Participant’s contributions will be suspended for at least six months after the receipt of a hardship distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable.

(f)	Excess Contributions

Excess contributions payable to participants represent amounts due to participants for excess contributions as a result of Code limitations that will be refunded to participants subsequent to year end. These excess contributions become taxable to the participant in the year in which the participant receives the refund of these contributions.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(g)	Notes Receivable From Participants

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such notes receivable cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior note receivable outstanding.

The note receivable must be repaid generally within 5 years or within 10 years when the proceeds are used to purchase a principal residence of the participant and bears interest at prime as stated in the Wall Street Journal on the date the note receivable is made plus 1%. The interest rates on outstanding notes receivable ranged from 3.25% to 10.50% at December 31, 2014, with maturities through December 2024, which includes loans transferred in from the DSI Holding Company, Inc. 401(k) Savings Plan primarily related to mortgage loans. Notes receivable are secured by the vested portion of a participant’s account balance.

(h)	Plan Termination

Although it has not expressed the intent to do so, DaVita HealthCare Partners Inc. has the right to terminate the Plan at any time subject to the provisions under ERISA. If the Plan is terminated, each participant’s account balance will be fully vested and distributed in a timely manner.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

(b)	Income Recognition and Net Investment Income

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments.

(c)	Investments

The Plan’s investments at December 31, 2014 and December 31, 2013 at fair value include the value of assets including any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices (the net asset values) as reported by each investment fund. The fair values of the common and commingled trust funds are calculated as discussed below. The Company Common Stock Fund is valued at fair value based on its year-end unit closing price from the New York Stock Exchange (comprised of year-end market price of underlying stock plus uninvested cash position).

The T. Rowe Price Stable Value Fund N (Stable Value Fund) is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and US government securities. The Stable Value Fund investments are attributable to fully benefit-responsive contracts. As such, contract value is the appropriate accounting measurement for these investments because contract value is the amount participants would actually receive if they were to initiate permitted transactions under the terms of the Plan.

The statements of net assets available for benefits present the fair value of the investments in the common commingled trust funds relating to fully benefit-responsive investment contracts, as well as the adjustment of the investments in the common commingled trust funds (CCT’s) relating to fully benefit-responsive investment contracts from fair value to contract value. As of December 31, 2014 and 2013, the adjustment from fair value to contract value was an increase totaling approximately $1,272,000 and $1,262,000, respectively.

The statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Stable Value Fund was calculated by discounting the related cash flows and the fair values of the underlying investments and the wrapper contracts using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. The CCT’s are priced daily and are calculated based on the contract value and provisions of the contract. The overall average effective yield and average crediting rate for the Stable Value Fund was 1.83% and 2.29%, respectively, for the year ended December 31, 2014 and 2.06% and 2.29%, respectively, for the year ended December 31, 2013.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The existence of certain conditions can limit the T. Rowe Price Stable Value Common Trust Fund’s (the trust) ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder, and certain trust amendments if the issuers’ consent is not obtained. The T. Rowe Price Trust Company (plan administrator) does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring. There are no reserves against contract value for credit risk of the issuer or otherwise.

The Plan provides for various investment fund options, which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the high level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(d)	Receivables – Participant Contributions

Receivables from participant contributions are stated at net realizable value, and represent deferrals of employees’ compensation that have not yet been contributed to the Plan.

(e)	Receivables – Notes receivable from participants

Notes receivable from participants are measured at their unpaid outstanding principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

(f)	Benefits

Benefits are recorded when paid.

(g)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(h)	Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participants’ account balances except certain transaction costs associated with the recordkeeping of the Company Common Stock Fund which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, participant note receivable costs, accounting and legal fees, commissions and transactions charges. Investment management fees are paid by each respective investment fund and are deducted in arriving at each fund’s overall net asset value. For the years ended December 31, 2014 and 2013, administration fees paid by the Plan were approximately $625,000 and $505,000, respectively.

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(3)	Investments

The following summarizes the investments in the Plan at fair value as of December 31, 2014 and 2013, and the related net appreciation in the investments for the year ended December 31, 2014 and 2013 (dollars in thousands):

	2014
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$933,783	$13,159
Investments in Common Commingled Trust Funds	87,729	—
DaVita HealthCare Partners Inc. Common Stock Fund	68,630	11,363

Total	$1,090,142	$24,522

	2013
	Investments at Fair Value	Net Appreciation
Investments in Registered Investment Company Funds	$824,677	$112,779
Investments in Common Commingled Trust Funds	90,310	—
DaVita HealthCare Partners Inc. Common Stock Fund	58,301	7,549

Total	$973,288	$120,328

Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013, respectively, are as follows (dollars in thousands):

2014
T. Rowe Price Retirement 2020 Fund	$154,896
T. Rowe Price Retirement 2025 Fund	133,123
T. Rowe Price Retirement 2030 Fund	127,811
T. Rowe Price Retirement 2035 Fund	117,260
T. Rowe Price Stable Value Fund N (at contract value)	87,729
T. Rowe Price Retirement 2040 Fund	87,169
T. Rowe Price Retirement 2015 Fund	75,445
DaVita HealthCare Partners Inc. Common Stock Fund	68,630

2013
T. Rowe Price Retirement 2020 Fund	$142,636
T. Rowe Price Retirement 2025 Fund	118,994
T. Rowe Price Retirement 2030 Fund	112,533
T. Rowe Price Retirement 2035 Fund	101,170
T. Rowe Price Stable Value Fund N (at contract value)	89,048
T. Rowe Price Retirement 2015 Fund	76,804
T. Rowe Price Retirement 2040 Fund	72,359
DaVita HealthCare Partners Inc. Common Stock Fund	58,301

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(4)	Related Party and Party-in-Interest Transactions

T. Rowe Price is the Trustee, Investment Manager and Recordkeeper for the Plan. The transfer of assets, as well as the recordkeeping functions of the Plan qualifies as party-in-interest transactions. The Company also provided personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of the Company’s Common Stock, which also qualifies as a party-in-interest transaction.

(5)	Tax Status

The Plan was amended and restated effective January 1, 2014 to include recent tax law changes and other statutory changes and has applied for a new determination letter from the IRS in 2015. Management believes that the Plan as amended is designed in accordance with the applicable sections of the Code. Prior to this amendment and restatement, the IRS had previously determined and informed the Company through a letter dated July 1, 2011 that the Plan and related trust as amended through December 23, 2009, were designed in accordance with applicable sections of the Code.

The Company has identified certain errors involving participant loans under the Plan and filed an application under the Employee Plans Compliance Resolution System Voluntary Correction with Service Approval Program (VCP) with the IRS on December 21, 2012. The Internal Revenue Service (IRS) issued a compliance statement to the Company on May 16, 2013, that the errors were corrected so that the DaVita Retirement Savings Plan remains qualified, and no further action is required.

The third party administrator of the DaVita Retirement Savings Plan has identified certain loan failures and filed an application under the VCP with the IRS. The Company consented to be included in this VCP application on August 20, 2012. On April 1, 2014 the Company was notified by the third party administrator that the IRS issued a compliance statement regarding this VCP application to maintain the Plan’s qualified status. The IRS approved the proposed correction methods, all errors have been corrected and no additional action is required.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(6)	Forfeitures

At December 31, 2014 and 2013, forfeited non-vested accounts totaled approximately $1,000 and $17,000, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. Forfeitures of approximately $22,000 and $26,000 were used to pay administrative expenses in 2014 and 2013, respectively.

(7)	Fair Value Measurements

The Plan measures the fair value of its assets based upon certain valuation techniques that include observable or unobservable inputs and assumptions that market participants would use in pricing these assets under a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2014 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Balanced Funds	$807,361	$807,361	$—	$—
Equity Funds	98,807	98,807	—	—
Fixed Income Funds	23,285	23,285	—	—
Equity International Funds	4,286	4,286	—	—
Money Market Funds	44	44	—	—

Total Investments in Registered Investment Company Funds	933,783	933,783	—	—
Investments in Common Commingled Trust Funds	87,729	—	87,729	—
DaVita HealthCare Partners Inc. Common Stock Fund	68,630	68,630	—	—

Total investments	$1,090,142	$1,002,413	$87,729	$—

The following table summarizes the Plan’s assets measured at fair value on a recurring basis as of December 31, 2013 (dollars in thousands):

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investments in Registered Investment Company Funds:
Balanced Funds	$713,407	$713,407	$—	$—
Equity Funds	88,625	88,625	—	—
Fixed Income Funds	22,533	22,533	—	—
Money Market Funds	112	112	—	—

Total Investments in Registered Investment Company Funds	824,677	824,677	—	—
Investments in Common Commingled Trust Funds	90,310	—	90,310	—
DaVita HealthCare Partners Inc. Common Stock Fund	58,301	58,301	—	—

Total investments	$973,288	$882,978	$90,310	$—

DAVITA RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The investments in registered investment company funds are recorded at fair value based upon quoted market prices as reported by each investment fund.

Investments in the common commingled trust fund are recorded at fair value and adjusted to contract value. See (2)(c) under Summary of Significant Accounting Policies for further discussions.

DaVita HealthCare Partners Inc. Common Stock Fund is recorded at fair value based upon quoted market prices as reported by the New York Stock Exchange. See (2)(c) under Summary of Significant Accounting Policies for further discussion.

The methods used for determining fair value may not be reflective of the actual values that will be received upon settlement of the securities due to fluctuations in the market. However, the Plan believes the methods used to measure the fair value of its assets are appropriate and are based upon relevant market factors such as quoted prices or observable market inputs. The use of different methods or assumptions could result in a different fair value measurement at the reporting date.

(8)	Reconciliation of Plan Financial Statements to the Form 5500

The following is a reconciliation of the financial statements to the Form 5500 at December 31, 2014 and 2013:

	2014	2013
Total additions:
Total additions per financial statements	$212,196	$276,738
Plus: adjustments from the difference in contract value to fair value for fully benefit-responsive investment contracts	10	(2,624)

Total additions per form 5500	$212,206	$274,114

Net assets available for benefits:
Net assets available for benefits per financial statements	$1,139,840	$1,014,875
Plus: adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,272	1,262

Net assets available for benefits per form 5500	$1,141,112	$1,016,137

(9)	Subsequent Event

Subsequent events have been evaluated through the date the financial statements were issued and include all necessary disclosures.

On May 6, 2015, the Plan completed the transfer of assets and participant accounts to Voya Financial, the new Trustee and Recordkeeper for the Plan. While the majority of the fund options remained the same, the four funds that were replaced were mapped into new fund options. Participants were notified of the mapping and given the opportunity to change their investments prior to the transfer. As part of the move to Voya Financial, effective April 1, 2015 contributions options were expanded to allow participants to make Roth deferrals to the Plan.

DAVITA RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Cash and cash equivalents		$11
Common Commingled Trust Funds:
*T. Rowe Price	T. Rowe Price Stable Value Fund N	87,729
Registered Investment Company Funds:
*T. Rowe Price	T. Rowe Price Retirement 2005 Fund	5,200
*T. Rowe Price	T. Rowe Price Retirement 2010 Fund	22,494
*T. Rowe Price	T. Rowe Price Retirement 2015 Fund	75,445
*T. Rowe Price	T. Rowe Price Retirement 2020 Fund	154,896
*T. Rowe Price	T. Rowe Price Retirement 2025 Fund	133,123
*T. Rowe Price	T. Rowe Price Retirement 2030 Fund	127,811
*T. Rowe Price	T. Rowe Price Retirement 2035 Fund	117,260
*T. Rowe Price	T. Rowe Price Retirement 2040 Fund	87,169
*T. Rowe Price	T. Rowe Price Retirement 2045 Fund	46,621
*T. Rowe Price	T. Rowe Price Retirement 2050 Fund	26,176
*T. Rowe Price	T. Rowe Price Retirement 2055 Fund	8,424
*T. Rowe Price	T. Rowe Price Retire Balance Inv	2,742
Pimco	Pimco Total Return Instl Fund	15,165
Fidelity	Fidelity Contrafund	21,514
Vanguard	Vanguard Inst Index Fund	24,079
Vanguard	Vanguard EXT Market Index Inst	16,165
Vanguard	Vanguard Total International Stock Index Adm	4,286
Artisan	Artisan Mid Cap Value Fund	8,109
*T. Rowe Price	Equity Income Fund	9,031
Baron	Baron Small Cap Fund	7,724
American Funds	American Funds Europac Growth Fund	7,477
RS	RS Partners Fund	4,708
*T. Rowe Price	T. Rowe Price High Yield Fund	5,660
Vanguard	Vanguard TTL Bond Market Index Signal Fund	2,460
*T. Rowe Price	Prime Reserve Fund	44
Common Stock:
*DaVita HealthCare Partners Inc.	DaVita HealthCare Partners Inc. Common Stock Fund	68,630
*Participant loans	3.25% - 10.50% maturing through December 2024	51,001

	Total	$1,141,154

*	Represents a party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA
RETIREMENT SAVINGS PLAN

By:	/s/ Cynthia Baxter
Cynthia Baxter
Designated Representative of the Plan Administrator

Date: June 23, 2015